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                                 UNITED STATES                   OMB APPROVAL
                      SECURITIES AND EXCHANGE COMMISSION      ------------------
                            Washington, D.C. 20549               OMB Number:
                                                                  3235-0058
                                  FORM 12b-25                  Expires:
                                                                  June 30, 1994
                          NOTIFICATION OF LATE FILING          Estimated
                                                               average burden
                                                               hours per
(Check One):  [X] Form 10-K  [_] Form 20-F  [_] Form 11-K      response....2.50
                      [_] Form 10-Q  [_] Form N-SAR           ------------------
                                                              ------------------
    For Period Ended:    December 31, 1996                      SEC FILE NUMBER
                     --------------------------------------       0-26390
    [_] Transition Report on Form 10-K                        ------------------
    [_] Transition Report on Form 20-F                        ------------------
    [_] Transition Report on Form 11-K                           CUSIP NUMBER
    [_] Transition Report on Form 10-Q                           86613P-10-2
    [_] Transition Report on Form N-SAR                       ------------------
    For the Transition Period Ended:
                                    --------------------------------------------
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 Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
================================================================================
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I--REGISTRANT INFORMATION
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Full Name of Registrant
    Summit Medical Systems, Inc.
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Former Name if Applicable
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Address of Principal Executive Office (Street and Number)
    10900 Red Circle Drive
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City, State and Zip Code
    Minnetonka, Minnesota  55343
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PART II--RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
       (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b)  The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be
  [X] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III--NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its 1996 Annual Report on Form 10-K because the Registrant is finalizing a restatement of the Registrant's financial statements for the years 1995 and 1994 and the nine months ended September 30, 1996 (collectively, the "Financial Statements") and the Registrant's independent auditors are completing their audit with respect to 1996. The restatement is based on an investigation by the Registrant's management, auditors and outside counsel of the Registrant's accounting practices after concerns were brought to the attention of senior management and the Registrant's Board of Directors by a new chief financial officer on February 27, 1997. This investigation has been on-going under the direction of the Registrant's Audit Committee of the Board of Directors and the Registrant's independent auditors have expanded the scope of their audit and have performed additional audit procedures. Due to this investigation and additional audit review, as of March 31, 1997, the Registrant was not able to complete the restatement of the Financial Statements, the independent auditors were unable to complete their audit review and the Registrant was unable to timely file its 1996 Form 10-K without unreasonable effort and expense. Pursuant to the requirements of Rule 12b-25 of the Securities Exchange Act of 1934 (as amended), the Registrant expects to file its 1996 Form 10-K no later than April 4, 1997.

                                                               SEC 1344 (11-91)

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Richard Willemin                     (612)         939-2200
     ------------------------------------  ----------- -------------------------
                  (Name)                   (Area Code)     (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the
     registrant was required to file such reports) been filed?
     If the answer is no, identify report(s).                    [X] Yes  [_] No


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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements to
     be included in the subject report or portion thereof?       [X] Yes  [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As discussed in the narrative under Part III of this Form 12b-25, the Registrant is finalizing a restatement of the Registrant's financial statements for the years 1995 and 1994 and the nine months ended September 30, 1996. Until such restatement is completed, the Registrant believes it is unable to provide a reasonable estimate of any significant changes in results of operations.
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                          Summit Medical Systems, Inc.
          ----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  April 1, 1997                     By  /s/ Richard Willemin
    ----------------------------------    --------------------------------------
                                            Interim Vice President, Finance
                                             and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

--------------------------------- ATTENTION ------------------------------------
                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240,12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.